UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

______________________

Lone Star Gold, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

542281100

(CUSIP Number)

Daniel M. Ferris

Keeper’s Cottage, 29 Farmington, Cheltenham

Gloucestershire, UK GL54 3ND

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box Q.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP ID NO. 542281100
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	8,500,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	8,500,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		8,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		9.51%
14	Type of Reporting Person		IN, HC

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The following constitutes Amendment No. 2 to the Schedule 13D filed by Daniel M. Ferris. The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

Item 2(b) is amended to read as follows:

(b) Ferris’ business address is 6565 Americas Parkway NE, Suite 200, Albuquerque, NM 87110. His personal address is Keeper’s Cottage, 29 Farmington, Cheltenham, Gloucestershire, United Kingdom GL54 3ND.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to read as follows:

On July 11, 2012, Lone Star Gold, Inc. (the “Company”) issued 1,000,000 shares of its common stock, $0.001 par value, to Daniel M. Ferris, the sole executive officer of the Company. The shares of common stock are part of Mr. Ferris’ compensation for serving as President of the Company, as set forth in Mr. Ferris’ Employment Agreement dated July 12, 2011 (the “Employment Agreement”). The Employment Agreement was filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 22, 2011.

Item 4. Purpose of Transaction.

Item 4 is amended to read as follows:

The purpose of the transaction was to fulfill the Company’s obligations to Ferris under the Employment Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) Ferris owns 8,500,000 shares of Common Stock, or 9.51% of all issued and outstanding shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris

Daniel M. Ferris

Date: July 16, 2012

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